UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cambium Learning Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

13201A107
(CUSIP Number)

with a copy to:
Scott J. Troeller, President
VSS-Cambium Holdings III, LLC	Steven E. Siesser, Esq.
c/o Veronis Suhler Stevenson	Lowenstein Sandler PC
55 East 52nd Street, 33rd Floor	1251 Avenue of the Americas
New York, New York 10055	New York, New York 10020
(212) 935-4990	(212) 204-8688
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	13201A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

VSS-Cambium Holdings III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	32,181,068*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	32,181,068*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,181,068*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 64.2%*

14.	Type of Reporting Person (See Instructions): CO

* As of August 16, 2011, and as of the date of filing of this Amendment No. 2 to Schedule 13D (the “Filing Date”), VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Reporting Person”), may be deemed to beneficially own an aggregate of 32,181,068 shares of common stock, par value $0.001 per share (“Common Stock”), of Cambium Learning Group, Inc., a Delaware corporation (the “Company”).  These 32,181,068 shares of Common Stock include 596,668 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person.  Thus, as of August 16, 2011, and as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own an aggregate of 32,181,068 shares of Common Stock, or 64.2% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 49,517,529 shares of Common Stock issued and outstanding as of August 16, 2011 (which number consists of 42,271,153 shares of Common Stock issued and outstanding as of July 31, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-34575), filed with the Securities and Exchange Commission on August 10, 2011, plus 7,246,376 shares of Common Stock issued by the Company on or about August 16, 2011, in connection with the exercise of the subscription right described herein).

       This Amendment No. 2 (this “Amendment”) amends and restates the Schedule 13D filed by VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Reporting Person”), with the Securities and Exchange Commission on December 18, 2009, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the Reporting Person with the SEC on September 9, 2011 (such Schedule 13D, as amended by Amendment No. 1 and this Amendment, the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Cambium Learning Group, Inc., a Delaware corporation (the “Company”).

       The Reporting Person previously filed Amendment No. 1 with respect to the reportable event occurring on August 16, 2011.  This Amendment corrects the Reporting Person’s beneficial ownership percentage reflected in Amendment No. 1 and brings current the information contained in the Schedule 13D.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the Common Stock of the Company.  The principal executive offices of the Company are located at 17855 North Dallas Parkway, Suite 400, Dallas, Texas 75287.

Item 2.   Identity and Background.

       The name of the person filing this statement is VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Reporting Person”).  The address of the principal office of the Reporting Person is c/o Veronis Suhler Stevenson, 55 East 52nd Street, 33rd Floor, New York, New York 10055.  The Reporting Person is a holding company principally engaged in the business of holding and investing in the Company’s equity securities.

       Set forth in Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and controlling person of the Reporting Person as of the date hereof.

       During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       On December 8, 2009, the effective time of the Mergers defined and described in Item 4 hereof (the “Effective Time”), the Reporting Person purchased 3,846,154 shares of Common Stock from the Company for an aggregate purchase price of $25 million, using funds from the working capital of the Reporting Person.

       In connection with the Cambium Merger (as such term is defined in Item 4 hereof), which was consummated on December 8, 2009, the Reporting Person, as the sole stockholder of VSS-Cambium Holdings II Corp., a Delaware corporation (“Cambium”), immediately prior to the Mergers, received the following consideration in exchange for the 24,209,264 shares of common stock of Cambium that were issued and outstanding immediately prior to the Mergers:  (i) 20,491,870 shares of Common Stock; (ii) a warrant to purchase shares of Common Stock; and (iii) certain subscription, preemptive and other rights pursuant to the terms of a stockholders agreement entered into in connection with the Mergers.  See Item 6 of this Schedule 13D for additional information regarding the issuance of this consideration and the stockholders agreement.

       As described in Item 5 of this Schedule 13D, the Reporting Person exercised in full the subscription right referenced in the preceding paragraph as of August 16, 2011.  All funds used to purchase the Subscription Shares (as such term is defined in Item 5 hereof) on behalf of the Reporting Person came from the capital contributions of certain of its members.

Item 4.   Purpose of Transaction.

       Immediately prior to the mergers described in that certain Agreement and Plan of Mergers, dated as of June 20, 2009 (the “Merger Agreement”), by and among the Company, Voyager Learning Company, a Delaware corporation (“Voyager”), Vowel Acquisition Corp., a Delaware corporation (“Vowel Merger Sub”), Cambium, Consonant Acquisition Corp., a Delaware corporation (“Consonant Merger Sub”), and Vowel Representative, LLC, a Delaware limited liability company (the “Stockholders’ Representative”), the Reporting Person was the sole stockholder of Cambium.  Pursuant to the terms of the Merger Agreement, Consonant Merger Sub, a wholly owned subsidiary of the Company, merged with and into Cambium, with Cambium surviving the merger and becoming a wholly owned subsidiary of the Company (the “Cambium Merger”).  In addition, pursuant to the terms of the Merger Agreement, Vowel Merger Sub, a wholly owned subsidiary of the Company, merged with and into Voyager, with Voyager surviving the merger and becoming a wholly owned subsidiary of the Company (the “Voyager Merger” and, together with the Cambium Merger, the “Mergers”).  The Merger Agreement is described in more detail in Item 6 of this Schedule 13D.

       The Reporting Person’s acquisition of the shares of Common Stock in connection with the Mergers and the related transactions described in this Schedule 13D, as well as the Reporting Person’s acquisition of the Subscription Shares (as such term is defined in Item 5 hereof), were for investment purposes.  The Reporting Person reviews on a continuing basis its investment in the Company.  Based on such review, the Reporting Person determined to exercise its subscription right and acquire the Subscription Shares as described herein.  The Reporting Person from time to time may acquire, or cause to be acquired, additional securities of the Company, dispose of, or cause to be disposed, such securities, or formulate other purposes, plans or proposals regarding the Company or any of its securities, in light of market conditions, developments affecting the Company or the industry in which it operates, the business and prospects of the Company, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and any other factors the Reporting Person may deem relevant.

       The Company is a “Controlled Company,” as defined in Rule 5615(c)(2) of the NASDAQ Global Market, because the Reporting Person holds more than a majority of the outstanding Common Stock of the Company.  As a result, the Reporting Person has the ability to determine the outcome of matters submitted to the Company’s stockholders for approval.  In addition, the Reporting Person has the ability to control the management, affairs and operations of the Company.  See Item 6 of this Schedule 13D for additional information regarding board membership.

       Except as described herein (including the matters described in Item 6 hereof, which are incorporated herein by this reference), neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons named in Item 2 hereof or on Schedule A annexed hereto, has any present plan or proposal which relates to, or which would result in, any of events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Person will continue to review and evaluate the business of the Company and, depending upon any of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5.   Interest in Securities of the Issuer.

       As of August 16, 2011 and as of the date of filing of this Amendment (the “Filing Date”), the Reporting Person may be deemed to beneficially own 32,181,068 shares of Common Stock, including 596,668 shares of Common Stock issuable upon exercise of a warrant (the “Warrant”) issued to the Reporting Person pursuant to the terms of the Merger Agreement.  Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as of August 16, 2011, and as of the Filing Date, the Reporting Person is deemed to beneficially own 64.2% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 49,517,529 shares of Common Stock issued and outstanding as of August 16, 2011 (which number consists of 42,271,153 shares of Common Stock issued and outstanding as of July 31, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-34575), filed with the Securities and Exchange Commission on August 10, 2011, plus 7,246,376 shares of Common Stock issued by the Company on or about August 16, 2011, in connection with the exercise of the subscription right described in this Schedule 13D).  The Warrant may become exercisable for additional shares of Common Stock, in accordance with its terms.  See Item 6 of this Schedule 13D for additional information regarding the Warrant.

       The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by it described herein.  No other shares of Common Stock are owned, beneficially or otherwise, by the persons listed on Schedule A annexed hereto.

       The Reporting Person exercised in full its subscription right under the Stockholders Agreement (described in Item 6 hereof), and on August 16, 2011, purchased 7,246,376 shares of Common Stock (the “Subscription Shares”) at a purchase price of $2.76 per share, or an aggregate purchase price of $19,999,997.76.  The purchase price per share was equal to 90% of the volume-weighted average price of the Common Stock measured over the ten-trading-day period immediately preceding the issuance and sale of the shares of Common Stock, in accordance with the terms of the Stockholders Agreement.  The Subscription Shares are included in the 32,181,068 shares of Common Stock deemed to be beneficially owned by the Reporting Person.

       Other than the acquisition of the Subscription Shares described in this Schedule 13D, during the past sixty (60) days on or prior to August 16, 2011, and from August 16, 2011 to the Filing Date, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named on Schedule A annexed hereto, has effected any transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, the Reporting Person contributed $25 million to the Company in exchange for 3,846,154 shares of Common Stock.  At the Effective Time, in accordance with the terms of the Merger Agreement, the Reporting Person received 20,491,870 shares of Common Stock and was issued the Warrant, which is exercisable for 596,668 shares of Common Stock as of the date hereof.  The Merger Agreement is incorporated by reference as Exhibit 1 to this Schedule 13D and incorporated into this Item 6 by this reference thereto.  The Warrant is described in more detail below and in the form of Warrant incorporated by reference as Exhibit 2 to this Schedule 13D and incorporated into this Item 6 by this reference thereto.  In addition, at the time of the Mergers, the Company and the Reporting Person entered into that certain Stockholders Agreement, dated as of December 8, 2009 (the “Stockholders Agreement”), by and among the Company, the Reporting Person and the Stockholders’ Representative, pursuant to which, among other things, the Reporting Person was granted certain subscription, preemptive and other rights relating to the Common Stock, as more particularly described below.

       As of the date hereof, the Warrant issued to the Reporting Person in connection with the Cambium Merger is exercisable for 596,668 shares of Common Stock.  The Warrant is exercisable for a period of five years from December 8, 2009 and may become exercisable for up to an aggregate of 894,460 shares of Common Stock following the date hereof, in accordance with a formula set forth in the Merger Agreement.  The provisions applicable to the exercise of the Warrant, as well as registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant, are more particularly set forth and described in the form of Warrant incorporated by reference as Exhibit 2 to this Schedule 13D and incorporated into this Item 6 by this reference thereto.

       Pursuant to the terms of the Stockholders Agreement, the Reporting Person agreed to vote all shares of the Company owned by the Reporting Person in a manner that ensures that the size of the board of directors of the Company is set at nine (9) directors until the third anniversary of the Effective Time.  In addition, until the earlier of (i) the written consent of the Stockholders’ Representative, (ii) the full distribution of all of the CVR Escrow Funds (as defined in the Escrow Agreement, dated as of December 8, 2009 (the “Escrow Agreement”), by and among Voyager, the Stockholders’ Representative, the Company and Wells Fargo Bank, National Association), in accordance with the terms of the Escrow Agreement, (iii) the second anniversary of the Effective Time with respect to the Vowel Class II Designees (as defined in the Stockholders Agreement) or the third anniversary of the Effective Time with respect to the Vowel Class III Designees (as defined in the Stockholders Agreement), or (iv) the Reporting Person ceasing to beneficially own at least ten percent (10%) of the issued and outstanding shares of Common Stock, the Reporting Person shall not vote or take any other action to remove or disqualify any of the Vowel Class II Designees or the Vowel Class III Designees, in each case other than for cause as determined in accordance with Section 141 of the Delaware General Corporation Law.

       The Stockholders Agreement also provides that, until the third anniversary of the Effective Time, for so long as the Reporting Person beneficially owns at least ten percent (10%) of the issued and outstanding shares of Common Stock, the Reporting Person shall (i) not vote or take any action to amend, modify or repeal the Second Amended and Restated Certificate of Incorporation of the Company (“Restated Certificate”) or the Amended and Restated Bylaws of the Company (“Bylaws”) to eliminate the Class II or Class III classes of the board of directors and (ii) vote to maintain a staggered board of directors with the classes and other terms set forth in the Restated Certificate and Bylaws.

       In addition, pursuant to the terms of the Stockholders Agreement, the Company granted the Reporting Person (i) certain preemptive rights for so long as it beneficially owns at least twenty-five percent (25%) of the Company’s issued and outstanding shares of Common Stock and (ii) a subscription right to purchase a certain number of shares of Common Stock or a certain dollar amount of shares of Common Stock at any time and from time to time until the twenty-four (24) month anniversary of the Effective Time.  Specifically, subject to specified exempt issuances, for so long as the Reporting Person (and certain of its affiliates) beneficially owns in the aggregate at least twenty-five percent (25%) of the outstanding shares of Common Stock, the Reporting Person (and certain of its affiliates) have preemptive rights to purchase Common Stock (or other securities that may be approved by the audit committee of the Company’s board of directors) in connection with any proposed securities offering by the Company, so as to allow the Reporting Person (and certain of its affiliates) to maintain their same respective percentage ownership in the Company following any such securities offering.  The subscription right granted to the Reporting Person permitted the Reporting Person to purchase, at any time and from time to time until the expiration thereof, a number of shares of Common Stock up to the lesser of: (x) 7,500,000 shares of Common Stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or (y) the number of shares of Common Stock that the Reporting Person may purchase from time to time during the twenty-four (24) month subscription period for an aggregate purchase price of $20 million (based upon the per-share purchase price hereinafter described).  The purchase price per share in connection with the subscription rights will be equal to ninety percent (90%) of the volume weighted average price of the Common Stock measured over the ten (10)-trading-day period immediately preceding the issuance and sale of the shares of Common Stock to the Reporting Person.  The preemptive and subscription rights are more particularly set forth and described in the form of Stockholders Agreement incorporated by reference as Exhibit 3 to this Schedule 13D and incorporated into this Item 6 by reference.  As disclosed in Item 5 of this Schedule 13D, the Reporting Person has exercised the subscription right in full.

       The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

       Except as otherwise described herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto or between such persons and any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

       The following exhibits are a part of this Schedule 13D:

1.
Agreement and Plan of Mergers, dated as of June 20, 2009, by and among Cambium Learning Group, Inc. (formerly known as Cambium Holdings, Inc.), Voyager Learning Company, Vowel Acquisition Corp., VSS-Cambium Holdings II Corp., Consonant Acquisition Corp. and Vowel Representative, LLC, solely in its capacity as Stockholders’ Representative (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to Cambium Learning Group, Inc.’s Registration Statement on Form S-4/A (File No. 333-161075), as filed with the SEC on November 12, 2009).

2.
Form of Cambium Learning Group, Inc. Warrant (incorporated by reference to Exhibit 4.2 to Cambium Learning Group, Inc.’s Registration Statement on Form S-4 (File No. 333-161075), as filed with the SEC on August 6, 2009).

3.
Form of Stockholders Agreement by and among Cambium Learning Group, Inc. (formerly known as Cambium-Voyager Holdings, Inc.), VSS-Cambium Holdings III, LLC, and Vowel Representative, LLC, solely in its capacity as Stockholders’ Representative (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to Cambium Learning Group, Inc.’s Registration Statement on Form S-4/A (File No. 333-161075), as filed with the SEC on November 12, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2011

VSS-CAMBIUM HOLDINGS III, LLC

	By:	/s/ Scott J. Troeller
Name: Scott J. Troeller
Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

       Executive Officers.  The executive officers of VSS-Cambium Holdings III, LLC (the “Reporting Person”), are Jeffrey T. Stevenson, Chairman, and Scott J. Troeller, President.  Each of Mr. Stevenson and Mr. Troeller is a citizen of the United States with a business address at c/o Veronis Suhler Stevenson, 55 East 52nd Street, 33rd Floor, New York, New York 10055.  In addition, Mr. Stevenson and Mr. Troeller are each Partners of Veronis Suhler Stevenson LLC, a private equity and mezzanine capital fund management company dedicated to investing in the information, education and media industries in North America and Europe.  The principal business and address of the Reporting Person are set forth in Item 2 of this Schedule 13D.

       Controlling Persons.  The persons who control the board of managers of the Reporting Person are Jeffrey T. Stevenson and Scott J. Troeller.  Each controlling person is a citizen of the United States and the business address and principal occupation of Messrs. Stevenson and Troeller are set forth above in this Schedule A.